SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                  TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13(d)-2(a)

                             SPACEHAB, INCORPORATED
                  --------------------------------------------
                                (Name of Issuer)

                           Common Stock, No Par Value
                  ---------------------------------------------
                         (Title of Class of Securities)

                                    846243103
                  ---------------------------------------------
                                 (CUSIP Number)

                                 General Counsel
                          DaimlerChrysler Aerospace AG
                                Postfacht 801109
                                  81663 Munich
                                     Germany
                               011-49-89-607-34277

                                 with a copy to:

                             DELBERT D. SMITH, ESQ.
                              Dorsey & Whitney LLP
                          1001 Pennsylvania Avenue, NW
                                 Suite 300 South
                             Washington, D.C. 20004
                                 (202) 824-8889
                  --------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                August 5, 1999
                     ---------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

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                                  SCHEDULE 13D
CUSIP NO.:  846243103

     (1)  NAME OF REPORTING  PERSON
          I.R.S. IDENTIFICATION  NOS. OF ABOVE PERSON
          DaimlerChrysler Aerospace AG

     (2)  CHECK THE  APPROPRIATE  BOX IF A MEMBER OF A GROUP (a) [ ]
                                                             (b) [X]

     (3)  SEC USE ONLY

     (4)  SOURCE OF FUNDS
          WC

     (5)  CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED  PURSUANT TO
          ITEMS 2(d) or 2(e)                                     [ ]

     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
          Federal Republic of Germany


          NUMBER OF          (7)      SOLE VOTING POWER               1,079,165*
          SHARES
                             (8)      SHARED VOTING POWER                     0
          BENEFICIALLY
                             (9)      SOLE DISPOSITIVE POWER          1,079,165*
          OWNED BY THE
                             (10)     SHARED DISPOSITIVE POWER                0
          REPORTING
          PERSON

          WITH:

     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON 1,079,165 shares of Common Stock of the Company.*

     (12) CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES [ ]

     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          8.9%

     (14) TYPE OF REPORTING PERSON

          CO

-------------------------
*  See Item 5

Item 1. Security and Issuer.

     This Schedule 13D relates to the Common Stock, no par value, of Spacehab, Incorporated, a Washington corporation (the "Company"), which has its principal executive offices at 300 D Street, SW, Suite 814, Washington, D.C. 20024.


Item 2. Identity and Background.

     This Schedule 13D is filed by DaimlerChrysler Aerospace AG (the "Reporting Person"), a stock corporation formed under the laws of the Federal Republic of Germany. The Reporting Person is wholly owned by DaimlerChrysler Luft-und-Raumfahrt Holding AG, a stock corporation organized under the laws of the Federal Republic of Germany ("DCLR"). DCLR, in turn, is majority owned (i.e., 93.83%) by DaimlerChrysler AG, a stock corporation organized under the laws of the Federal Republic of Germany ("DC").

     The Reporting Person is principally engaged in aerospace projects.

     Attached as Appendix I is information concerning (i) the executive officers and directors of the Reporting Person and (ii) each person controlling the Reporting Person, as is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

     Neither the Reporting Person nor any of the persons referred to in Appendix I has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. Federal or state securities laws or finding any violation with respect to such laws.


Item 3. Source and Amount of Funds or Other Considerations.

     The Reporting Person entered into a Preferred Stock Purchase Agreement with the Company, dated as of August 2,1999 (the "Stock Purchase Agreement") (Exhibit A hereto).

     Pursuant to the Stock Purchase Agreement, on August 5, 1999, the Reporting Person acquired 975,000 shares (the "Initial Shares") of Series B Senior Convertible Preferred Stock, no par value ("Preferred Stock"), for a purchase price of $8,775,000, or $9 per share. In addition, the Stock Purchase Agreement provides for the Reporting Person, subject to certain conditions (including the shareholder approval described below), to purchase an additional 358,334 shares (the "Subsequent Shares") of Preferred Stock for a purchase price of $3,225,006 ($9 per shares) within five (5) business days of the approval by the Company's shareholder of an amendment to the Company's Articles of Incorporation increasing the authorized shares of Preferred Stock. Such shareholder approval is to be sought at the meeting of shareholders scheduled to be held in October 1999.

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Item 4. Purpose of Transaction.

     The Initial Shares were acquired by the Reporting Person to become the Company's leading strategic investor and in connection with a decision by the Company and the Reporting Person to pursue strategic cooperative activities with the Company in areas of mutual technological interest.

     In connection with, and as a condition to the acquisition of the Initial Shares, the Reporting Person and the Company entered into (i) a Registration Rights Agreement, dated as of August 5, 1999 (Exhibit B hereto), and (ii) a Strategic Collaboration Agreement, dated as of August 5, 1999 (Exhibit C hereto).

     Pursuant to the Stock Purchase Agreement and the Designation of Rights, Terms and Preferences of Series B Senior Convertible Preferred Stock of the Company as filed with the Secretary of State of the State of Washington on August 2, 1999 (the "Certificate of Designations") (Exhibit D hereto), for as long as the Reporting Person owns thirty percent (30%) of the Preferred Shares purchased pursuant to the Agreement (inclusive of the Subsequent Shares) and/or Common Stock of the Company issued upon conversion of said Preferred Shares, the Reporting Person shall be entitled to designate one of the Company's directors. Said director is to be a member of the Executive Committee of the Company's Board of Directors. Mr. Joseph Kind, President of the Reporting Person's Space Infrastructure Division, has been so designated by the Reporting Person and joined the Company's Board on August 5, 1999.

     Although the Reporting Person has not formulated any definitive plans with respect to the shares of Common Stock of the Company owned by it, the Reporting Person may from time to time acquire, or dispose of, Common Stock and/or other securities of the Company if and when it deems it appropriate, subject to the restrictions imposed by Section 16 of the Securities Exchange Act of 1934, as amended (the "Act"). The Reporting Person may formulate other purposes, plans or proposals relating to any of such securities of the Company to the extent deemed advisable in light of market conditions, investment policies and other factors.

     Except as described in this Item 4 and elsewhere in this Schedule 13D, neither the Reporting Person nor any of the persons named on Appendix I to this
Schedule 13D has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, By-Laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act, as amended; or (j) any action similar to those enumerated above.

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Item 5. Interest in Securities of the Issuer.

     The Reporting Person directly owns (a) 104,165 shares of Common Stock of the Company (acquired in 1995) and (b) 975,000 shares of Preferred Stock, which allow the Reporting Person to convert said Initial Shares into Common Stock as described below. In addition, the Reporting Person is to purchase an additional 358,334 shares of Preferred Stock, as described in Item 3.

     The Initial Shares (i.e., the 975,000 of Preferred Stock) currently are convertible by the Reporting Person, without the payment of additional consideration, into an equal number of shares of Common Stock. The conversion mechanism, as set forth in the Certificate of Designation, provides for the conversion ratio to be adjusted for stock splits, combinations, certain dividends and distributions, reclassifications, merger or reorganization.

     If the Reporting Person exercised its conversion rights with respect to the Initial Shares within sixty days of the date of the Stock Purchase Agreement, the Reporting Person would directly control a total of 1,079,165 shares (or 8.9%) of the issued and outstanding Common Stock of the Company. Such percentage is based on the 11,205,310 shares of Common Stock reported as outstanding on April 30, 1999 in the Company's Form 10-Q for the quarter ended March 31, 1999. After purchase of the Subsequent Shares, which purchase is subject to shareholder approval of an amendment to the Company's Articles of Incorporation scheduled for October 1999, and assuming no changes to the Company's capitalization, the Reporting Person would control, directly or indirectly (i.e., through conversion of the Preferred Shares), a total of 1,437,334 shares (or 11.5%) of the issued and outstanding Common Stock of the Company.

     Other than the transactions described in this Schedule 13D, no transactions in the shares of Common Stock of the Company have been effected in the past 60 days by the Reporting Person.


Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of Issuer.

     Other than the transaction described in this Schedule 13D, no arrangements currently exist between the Reporting Person and the Company with respect to the securities of the Company.


Item 7. Material to be Filed as Exhibits.

Exhibit 1 Preferred Stock Purchase Agreement, dated as of August 2, 1999, between the Reporting Person and the Company.

Exhibit 2 Registration Rights Agreement, dated as of August 5, 1999, between the Reporting Person and the Company.

Exhibit 3 Strategic Collaboration Agreement, dated as of August 5, 1999, between the Reporting Person and the Company.

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Exhibit 4 Designation of Rights, Terms and Preferences of Series B Senior
          Convertible Preferred Stock of the Company as filed with the Secretary of State of the State of Washington on August 2, 1999.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   August 5, 1999
                                    DAIMLERCHRYSLER AEROSPACE AG


                                    By: /s/
                                       -----------------------------------------
                                          Name:  Ulrich Goebel
                                          Title: General Counsel

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                                                                      SCHEDULE I

                        DIRECTORS AND EXECUTIVE OFFICERS

                    OF THE REPORTING PERSON, AND DCLR AND DC


     1. DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSON AND DCLR. The following table sets forth the name and present principal occupation or employment of each member of the Board of Management of each of the Reporting Person and DCLR. Unless otherwise indicated, each such person is a citizen of the Federal Republic of Germany and the business address of each such person is Postfacht 80 11 69, 81663 Munich, Germany.


                                                           Present Principal
        Name                 Office                     Occupation or Employment


        Manfred Bischoff     Chairman, Board of
                             Management

        Werner Heinzman      Member, Board of           Defense Systems
                             Management

        Dr. Gustav Humbert   Member, Board of           Civil Aircraft
                             Management

        Dr. Hartwig Knitter  Member, Board of           Human Resources
                             Management

     2. DIRECTORS AND EXECUTIVE OFFICERS OF DC. The following table sets forth the name, business address and present principal occupation or employment of each member of the Supervisory Board and Board of Management of DC. Unless otherwise indicated, each such person is a citizen of the Federal Republic of Germany and such person's business address is Postfacht 80 11 69, 81663 Munich, Germany. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to employment with DC.


                                                            Present Principal
        Name                         Office             Occupation or Employment


        Robert J. Eaton*             Chairman, Board of
        1000 Chrysler Drive          Management
        Auburn Hills, MI  48326-2912
        U.S.A.

        Jurgen E. Schrempp           Chairman, Board of
                                     Management


                                    Sch.I-1

                                                            Present Principal
        Name                         Office             Occupation or Employment


        Manfred Bischoff             Member, Board of   Aerospace & Industrial
                                     Management         Non-Automotive

        Eckhard Cordes               Member, Board of   Corporate Development &
                                     Management         IT-Management (incl.
                                                        responsibility for MTU
                                                        Diesel Engines and
                                                        Automotive Electronics)

        Theodor R. Cunningham*       Member, Board of   Sales and Marketing
        1000 Chrysler Drive          Management         Latin America (all
        Auburn Hills, MI  48326-2912                    automotive brands) and
        U.S.A.                                          Chrysler Truck
                                                        Operations

        Thomas C. Gale*              Member, Board of   Product Strategy, Design
        1000 Chrysler Drive          Management         and Passenger Car
        Auburn Hills, MI  48326-2912                    Oerations Chrysler,
        U.S.A.                                          Plymouth, Jeep and Dodge

        Manfred Gentz                Member, Board of   Finance and Controlling
                                     Management

        James P. Holden*             Member, Board of   Brand Management
        1000 Chrysler Drive          Management         Chrysler, Plymouth, Jeep
        Auburn Hills, MI  48326-2912                    and Dodge & Sales and
        U.S.A.                                          Marketing North America
                                                        (all automotive brands)
                                                        & Minivan Operations

        Jurgen Hubbert               Member, Board of   Passenger Cars Mercedes-
                                     Management         Benz & Smart

        Kurt J. Lauk                 Member, Board of   Commercial Vehicles &
                                     Management         Brand Management
                                                        Commercial Vehicles

        Klaus Mangold                Member, Board of   Services
                                     Management

        Thomas W. Sidlik*            Member, Board of   Procurement & Supply for
        1000 Chrysler Drive          Management         the Chrysler, Plymouth,
        Auburn Hills, MI  48326-2912                    Jeep and Dodge brands &
        U.S.A.                                          Jeep Operations

        Thomas T. Stallkamp*         Member, Board of   Passenger Cars & Trucks
        1000 Chrysler Drive          Management         Chrysler, Plymouth, Jeep
        Auburn Hills, MI  48326-2912                    and Dodge
        U.S.A.

                                    Sch. I-2

                                                           Present Principal
        Name                         Office             Occupation or Employment


        Heiner Tropitzsch            Member, Board of   Human Resources & Labor
                                     Management         Relations Director

        Gary C. Valade*              Member, Board of   Global Procurement and
        1000 Chrysler Drive          Management         Supply
        Auburn Hills, MI  48326-2912
        U.S.A.

        Klaus-Deiter Voehringer      Member, Board of   Research & Technology
                                     Management

        Dieter Zetsche               Member, Board of   Brand Management
                                     Management         Mercedes-Benz and Smart
                                                        & Sales and Marketing
                                                        Europe, Asia, Africa
                                                        Australia/Pacific (all
                                                        automotive brands)

*Citizen of the United States of America

                                    Sch. I-3